Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001- 42617)

Set forth below is a press release dated February 25, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) announcing the integration of PennyLane, Xanadu’s Catalyst compiler and Munich Quantum Toolkit.

Xanadu’s PennyLane Integrates with the Munich Quantum Toolkit to Advance Quantum Compilation

TORONTO and MUNICH, February 25, 2026: Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, today announced that it has successfully integrated PennyLane and its Catalyst compiler with the Munich Quantum Toolkit (MQT). MQT is developed by teams at the Chair for Design Automation of the Technical University of Munich (TUM) and the Munich Quantum Software Company (MQSC) and enables an interoperable and scalable quantum software stack, based on mature classical compilation technology. This collaboration creates more accessible quantum software by connecting a user-friendly Python interface through Xanadu’s PennyLane to high-performance code that is the foundation of Catalyst and MQT.

As quantum hardware scales, quantum programs are becoming exponentially more complex, and compiling these larger programs efficiently is expected to become a major challenge in the quantum computing stack. Together, PennyLane, Catalyst, and MQT’s Core project bring complementary capabilities. PennyLane offers an intuitive interface for writing hybrid quantum-classical programs, while Catalyst and MQT handle the heavy-lifting for compilation by using specialized, high-performance tools that have been built over decades in classical computing.

Users can now access advanced compilation techniques from both tools by adding a single line of code to their PennyLane programs. This integration works seamlessly in the background and lowers barriers for designing quantum algorithms using software – allowing researchers and developers to focus on innovation rather than managing complex software configurations.

“This integration represents a significant step forward for the quantum software ecosystem and a great collaboration between leading players from Canada and Europe,” said Robert Wille, Full Professor representing TUM.

Lukas Burgholzer, Chief Technology Officer of MQSC, adds: “By bringing MQT’s advanced tools for verifying and optimizing quantum programs directly into the Catalyst infrastructure, we are giving researchers and developers the best of both worlds: a convenient frontend with state-of-the-art tools underneath that run automatically and efficiently.”

“To make quantum computing practical, we need a software stack that is both modular and high performing. Our work with TUM and MQSC demonstrates the power of unifying tools with unique specializations into a single, cohesive workflow,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “We are accelerating the development cycle and ensuring that quantum programs are not only faster but also more efficient by enabling PennyLane users to leverage MQT’s methods without changing their code structure.”

The project highlights the use and value of modular infrastructure for quantum software. Connecting complementary technologies from different sources – such as those from Xanadu, TUM, and MQSC – allows for a “mix-and-match” approach that unlocks the software stack to become more accessible for users. The result is a flexible infrastructure where specialized technologies can interoperate freely, fostering greater connectivity across the growing quantum software ecosystem.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

About the Chair for Design Automation at the Technical University of Munich

With over 600 professors and approx. 45,000 students, the Technical University of Munich (TUM) is one of the largest and renowned universities in Germany and worldwide—covering core domains in natural science, engineering, life science and medicine. With an annual budget of over €1.7 billion, including almost €400 million of competitive third-party funds, TUM is focused on strengthening the excellence of its core competencies in research, teaching and learning, whilst also promoting groundbreaking and interdisciplinary research.

The Chair for Design Automation, headed by Prof. Robert Wille, develops methods that support engineers and end users in designing complex systems and applications. This includes the automatic design and simulation of electronic circuits and systems, as well as future and emerging technologies such as quantum computing, microfluidics, and nanotechnologies. The group, which is also part of the Munich Quantum Valley initiative, has a strong track record on making its developments available as open-source projects (cf. the Munich Quantum Toolkit). More information about the group is available at cda.cit.tum.de.

About Munich Quantum Software Company (MQSC)

The Munich Quantum Software Company (MQSC) is a German SME founded in January 2025 as a spin-off from TUM and the Munich Quantum Valley (MQV), one of Europe’s largest quantum-computing initiatives. MQSC specializes in developing industry-grade software solutions for quantum computing. Its mission is to bridge the gap between academic innovation and practical applications by creating and providing reliable, production-ready software solutions for quantum computers. These include frameworks and components for software stacks and HPCQC integration, compilers, hardware/software interfaces, and tools for the automated orchestration of complex quantum applications.

The founding team has more than 15 years of experience in quantum-computing software. In addition to projects and joint developments with other industrial partners, the team plays a key role in the development and maintenance of the Munich Quantum Toolkit (MQT) as well as the Munich Quantum Software Stack (MQSS). Visit munichquantum.software.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; the expected ticker symbol of the combined company; the expected timing of the closing of the proposed transaction; the expected capitalization of the combined company following the proposed transaction; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; the ability of Pennylane, Xanadu’s Catalyst compiler and Munich Quantum Toolkit to create more accessible quantum software; the expected benefits and ability of the integration of Pennylane and Munich Quantum Toolkit to support innovation; the ability of Xanadu’s Catalyst compiler and Munich Quantum Toolkit to use specialized, high-performance tools; the ability for Pennylane and Xanadu’s Catalyst compiler to integrate with the Munich Quantum Toolkit in a manner that is practical for users; Xanadu’s ability to accelerate the development of quantum computing; the value of modular infrastructure for quantum software and Xanadu’s ability to foster greater connectivity in the quantum software ecosystem.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s annual report on Form 10-K for the year ended December 31, 2025, and in subsequent filings made by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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